SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2016

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. (“Registrant”) on August 15, 2016.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer

Date: August 15, 2016

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q2 2016 OPERATING INCOME
UP 144.1% FROM Q2 2015

Q2 2016 Gross Profit up 39.0% over Q2 2015; Q2 2016 Sales up 7.6% over Q2 2015; Net cash from operating activities up 365.5% over Q2 2015

YAVNE, Israel – August 11, 2016 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the second quarter ended june 30, 2016.

Second Quarter Fiscal 2016 Highlights (income statement highlights compared to same period last year):

•	Operating income increased 144.1% from second quarter of 2015 to NIS 7.9 million (US$ 2.1 million), or 10.3% of sales
•	Gross profit increased 39% from second quarter of 2015 to NIS 21.5 million (US$ 5.6 million), or 28.1% of sales

•	Net profit increased by NIS 7.9 million (US$ 1.3 million) to NIS 7.8 million (US$ 2 million), or 10.1% of sales, in the second quarter of 2016 from a net loss of NIS 0.2 million (US$ 0.05 million) in the second quarter of 2015.
•	Net cash from operating activities of NIS 13.6 million (US$ 3.5 million).
•	Cash and securities balance (net of short-term bank debt) of NIS 247.4 million (US$ 64.3 million) as of June 30, 2016
•	Earning per share of NIS 0.59 (US$ 0.15)

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned subsidiary Gold Frost Ltd. ("Goldfrost"), a designer, developer and distributor of branded and innovative kosher dairy food products.

Second Quarter Fiscal 2016 Summary

Sales for the second quarter of 2016 increased by 7.6% to NIS 76.6 million (US$ 19.9 million) from NIS 71.2 million (US$ 18.5 million) recorded in the second quarter of 2015. Sales increased in the second quarter of 2016 primarily due to an effective marketing campaign activities carried out in the second quarter and the Passover holiday, which occurred during the reporting period in the second quarter, while in 2015 the holiday occurred in the first quarter.

Gross profit for the second quarter of 2016 increased by 39% to NIS 21.5 million (US$ 5.6 million) compared to NIS 15.5 million (US$ 4 million) recorded in the second quarter of 2015. Second quarter gross margin was 28.1% compared to gross margin of 21.7% for the same period in 2015. The increase in gross margin was the result of the Company's strategic focus on selling a favorable mix of products which generate a higher gross margin in addition to successful negotiations with its suppliers for improved commercial terms.

Willi-Food’s operating income for the second quarter of 2016 increased by 144.1% to NIS 7.9 million (US$ 2.1 million) compared to NIS 3.2 million (US$ 0.8 million) recorded in the second quarter of 2015 due to the decreased general and administrative expenses and other expenses as described below. Selling expenses increased by 7.5% from the comparable quarter of 2015 and the general and administrative expenses decreased by 25.5% from the second quarter of 2015 to NIS 4.1 million (US$ 1.1 million) compared to NIS 5.5 million (US$ 1.4 million) mainly due to a significant decrease in costs of management salaries of Mr. Zwi Williger, the Company's former Co-Chairman of the Board of Directors and president, and Mr. Joseph Williger, a former director and president of the Company, which totaled NIS 0.8 million (US$ 0.2 million), and due to a NIS 1.7 million (US$ 0.4 million) write-off recorded with respect to the Company’s estimated exposure to Mega Retail Ltd. and Eden Briut Teva Market Ltd. debts in the second quarter of 2015.

Willi-Food’s income before taxes for the second quarter of 2016 was NIS 10.3 million (US$ 2.7 million) compared to income before taxes of NIS 0.2 million (US$ 0.04 million) recorded in the second quarter of 2015.

Willi-Food's net income in the second quarter of 2016 was NIS 7.8 million (US$ 2 million), or NIS 0.59 (US$ 0.15) per share, compared to loss of NIS 0.2 million (US$ 0.05 million), or NIS 0.2 (US$ 0.01) loss per share, recorded in the second quarter of 2015.

Willi-Food ended the second quarter of 2016 with NIS 247.4 million (US$ 64.3 million) in cash and securities net of short-term bank debt. Net cash from operating activities for 2016 second quarter was NIS 13.6 million (US$ 3.5 million). Willi-Food's shareholders' equity at the end of June 2016 was NIS 412.5 million (US$ 107.2 million).

First Half Fiscal 2016 Highlights (compared to same period last year)
•	Sales increased 1.2% to NIS 159.3 million (US$ 41.4 million)
•	Gross profit increased 30% to NIS 42.3 million (US$ 11 million), or 26.5% of sales
•	Operating income increased 199% to NIS 15.8 million (US$ 4.1 million), or 9.9% of sales
•	Net income increased 406% to NIS 12.5 million (US$ 3.2 million), or 7.8% of sales
•	Earning per share of NIS 0.94 (US$ 0.25)

Six-Month Results

Willi-Food’s sales for the six-month period ending June 30, 2016 increased by 1.2% to NIS 159.3 million (US$ 41.4 million) compared to sales of NIS 157.4 million (US$ 40.9 million) in the first half of 2015. Gross profit for the period increased by 30% to NIS 42.3 million (US$ 11 million) compared to gross profit of NIS 32.6 million (US$ 8.5 million) for the first half of 2015. First half 2016 gross margins were 26.5% compared to gross margins of 20.1% in the same period of 2015. The increase in gross margin was the result of the Company's strategic focus on selling a favorable mix of products which generated a higher gross margin in addition to successful negotiations with its suppliers for improved commercial terms.

Operating income for the first half of 2016 increased by 199% to NIS 15.8 million (US$ 4.1 million) from NIS 5.3 million (US$ 1.4 million) reported in the comparable period of last year primarily due to the decrease of general and administrative expenses and other expenses .  First half 2016 income before taxes increased by 355.7% to NIS 16.7 million (US$ 4.3 million) compared to NIS 3.7 million (US$ 1 million) recorded in the first half of 2015. Net income for the first half xof 2016 increased by 406% to NIS 12.5 million (US$ 3.2 million), or NIS 0.94 (US$ 0.25) per share, from NIS 2.5 million (US$ 0.6 million), or NIS 0.19 (US$ 0.043) per share, recorded in the first half of 2015.

Note regarding the share purchase program announced by Willi-Food Investments

The Company previously announced that its controlling shareholder, Willi-Food Investments Ltd. (the “Parent Company”), had reported that its board of directors had authorized the purchase of up to US$ 5 million of the Company's Ordinary Shares, and that the price per Ordinary Share of the Company to be acquired by the Parent Company would not exceed the Company's shareholders' equity per Ordinary Share. The Parent Company informed the Company that the timing and amount of the share purchases will be determined by management of the Parent Company based on its evaluation of market conditions, the trading price of the Company's shares and other factors.  The purchase program may be increased, suspended or discontinued at any time. As reported in the Company's annual report on Form 20-F filed with the SEC on April 28, 2016, on December 15, 2015, the Board of Directors of the Parent Company had approved additional funds in the amount of NIS 9.5 million (US$ 2.4 million) for the purchase of additional Ordinary Shares of the Company.

Note regarding term of exclusive distribution arrangement with Arla foods

As previously announced by the Company on June 10, 2016 and June 13, 2016, Goldfrost announced the extension of its Exclusive Distribution Agreement with the Danish producer of dairy products, Arla Foods amba ("Arla"), for a term of fifteen months commencing from the expiration in June 2016 of the current distribution agreement between the parties.

Under the original agreement, Arla had the right to terminate the agreement on 18 months' notice if Gold Frost failed to satisfy the minimum purchase requirements, or on 30 days' notice under certain circumstances, including but not limited to in the case of the death or permanent incapacity of Zwi Williger, the previous Chairman of the board of the Company or his ceasing to be involved in Gold Frost's business. Zwi Williger ceased to hold any positions with the Company as of January 21, 2016.

After the departure of Mr. Zwi Williger from the Company on January 21, 2016, Arla notified the Company that, among other changes, it is seeking to reduce the period of exclusivity of the contract.

Under the the extension, Arla granted Goldfrost an exclusive non-transferable right to import, export, market and distribute in Israel cheese and butter products manufactured by Arla. Goldfrost's exclusivity is subject to its purchase of certain minimum quotas of Arla products. In addition, Arla has the right to terminate the Agreement under certain circumstances, including in the case of the death or permanent incapacity of Mr. Iram Graiver or his ceasing to be involved in Goldfrost's business.

Note regarding Israeli Securities Authority Investigation

As previously announced, on February 17, 2016, a search was conducted in the offices of the Company, the Parent Company, BSD Crown Ltd., and B.G.I Investments Ltd. (collectively, the “Group”), by the Israeli Securities Authority (the “ISA”), during which various documents and computers were taken from the Group's offices. A number of executives in the Group were investigated by the ISA, and Mr. Gregory Gurtovoy, member of the Company's board of directors and the indirect controlling shareholder, was detained for interrogation by the ISA for three days, after which, he was placed under house arrest for a period of two weeks (which has since ended), on the suspicion of the crimes of fraudulent acquisitions under aggravating circumstances, falsifying corporate documents, fraud, breach of fiduciary duty in a corporation, money laundering, as well as misleading reporting.

To Company management's knowledge, the investigation by the ISA relates to an investment of approximately US$ 2.25 million (the “Investment”) made during January 2016  in the form of bonds of a European company, which allegedly served as a collateral to a loan obtained by the controlling shareholder or another individual, and which was unrelated to the Company's operations.

The Investment was carried out by B.H.W.F.I Ltd., a wholly owned subsidiary of the Company (“BHWFI”), pursuant to subscription forms to purchase 300 bonds with a nominal value of US$ 10,000 each (“Subscription Forms”). The Bonds bear an annual interest rate of 6%, payable semi-annually on June 30 and December 31 of each year as of the issue date until the final maturity date of 31 December 2018. The issuer has the right to repay the Bonds with prior notice of 30 days without penalty.

On May 18, 2016, following a request by BHWFI to the issuer, the issuer confirmed (including by way of the provision of extracts from the local state Land Registry and Registrar of Companies) that the issuer fully owns a special purpose vehicle which holds full title to the primary asset of the bonds, and that the investment funds were received by the issuer and registered in favor of BHWFI (the “Response”).

In this regard it should be noted that in response to a query from BHWFI, the issuer clarified that it has no information in its possession relating to a pledge or undertaking given in connection with the bonds, and information concerning a pledge or undertaking with regards to the bonds is not the type of information that the issuer would typically possess. To the Company’s best knowledge and based on documents in its possession and inquiries it made, including requests to all officers and authorized signatories of BHWFI, no pledge and/or undertaking was given in connection with the bonds, and in any case there is no validity to any obligation, if any, without the requisite corporate authority. Additionally on May 25, 2016, BHWFI received confirmation from Bank Leumi Le-Israel Ltd., the holder of BHWFI’s bank account (the “Account”), that there are no pledges on the account holding the bonds.

In addition, in the Response, the issuer alleged that BHWFI supposedly undertook to invest in the bonds in three installments for a total amount US$5 million and that a balance of US$ 2.75 million for the bonds had not yet been paid (the “Demand” or “Alleged Undertaking”). The issuer provided certain documentation, allegedly proving the Alleged Undertaking, but BHWFI has claims regarding the reliability of such documentation. BHWFI has requested several times, through a local law firm (in the Czech Republic), to receive adequate legal documentation for the Alleged Undertaking but no adequate legal documentation  or other reference for the Alleged Undertaking has been provided

To the Company’s best knowledge, based on documents in its possession and inquiries it made, subject to certain restrictions imposed by the ISA, including requests to all of the officers and authorized signatories of BHWFI, the Company did not grant issuer any undertaking to purchase additional bonds beyond the undertaken amount in accordance with the Subscription Forms, namely 300 bonds with a nominal value of US$ 10,000 each, and in any event, the Company believes, based on the opinion of its legal counsel in Israel, that there is no validity to any obligation, if any, made without the requisite corporate authority.

On June 30, 2016, the issuer paid the first interest on account of the bond actually purchased by BHFWI in accordance with the terms thereof.

As of the date of the balance sheet date, the investments in the bonds are presented at nominal cost in US dollars, net.

Business Outlook

Mr. Iram Graiver, President of the Company, commented, “We are very pleased to report another strong quarter with our new manegment team. Our financial results have significantly improved, which resulted from our continued reduced expenses while continuing to gain traction with new customers and growing product sales to existing customers as a direct result of our new strategy to organically grow our customer base and product line and improving our commercial relations with our suppliers. Moving forward, we intend to continue to leverage market demand in order to maximize our revenues and expand margins. We intend to reinvest in the development of the Company in order to maximize profitability and increase long-term value for our shareholders.”

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2016, U.S. $1.00 equals NIS 3.846. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company’s consolidated financial results for the three-month period ended March 31, 2016 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.:

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on April 28, 2016. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,		December 31,	June 30,		December 31,
	2 0 1 6	2 0 1 5	2 0 1 5	2 0 1 6	2 0 1 5	2 0 1 5
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	164,809	86,178	79,421	42,852	22,407	22,783
Financial assets carried at fair value through profit or loss	82,604	124,416	145,007	21,478	32,349	41,597
Short term deposit	-	19,235	20,288	-	5,001	5,820
Trade receivables	90,353	87,682	81,392	23,493	22,799	23,348
Other receivables and prepaid expenses	5,808	2,485	8,451	1,510	646	2,424
Inventories	33,060	46,932	34,517	8,596	12,203	9,902
Current tax assets	1,468	2,463	1,833	382	640	526
Total current assets	378,102	369,391	370,909	98,311	96,045	106,400

Non-current assets
Property, plant and equipment	77,591	74,798	76,040	20,173	19,448	21,813
Less -Accumulated depreciation	33,677	30,235	31,874	8,756	7,861	9,143
	43,914	44,563	44,166	11,417	11,587	12,670

Non current financial assets	8,299	-	-	2,158	-	-
Other receivables and prepaid expenses	-	146	138	-	38	41
Goodwill	36	36	36	9	9	9
Deferred taxes	3,334	1,725	3,614	867	449	1,037
Total non-current assets	55,583	46,470	47,954	14,451	12,083	13,757

	433,685	415,861	418,863	112,762	108,128	120,157

EQUITY AND LIABILITIES

Current liabilities
Short-term bank debt	-	4	16	-	-	5
Trade payables	15,068	17,072	12,863	3,918	4,440	3,690
Employees Benefits	2,090	2,265	1,940	543	590	557
Other payables and accrued expenses	3,732	3,432	3,653	970	892	1,048
Total current liabilities	20,890	22,773	18,472	5,431	5,922	5,300

Non-current liabilities
retirement benefit obligation	590	594	679	153	154	195
Total non-current liabilities	590	594	679	153	154	195

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding - 13,240,913 shares at June 30, 2016; and December 31, 2015)	1,425	1,420	1425	371	369	409
Additional paid in capital	128,354	125,378	128,354	33,373	32,600	36,820
Capital fund	247	247	247	64	64	71
Remeasurement of the net liability in respect of defined benefit	(197)	(57)	(197)	(51)	(15)	(57)
Retained earnings	282,376	265,506	269,883	73,421	69,034	77,419
Equity attributable to owners of the Company	412,205	392,494	399,712	107,178	102,052	114,662

	433,685	415,861	418,863	112,762	108,128	120,157
(*) Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months		Three months		Six months
	ended June 30,		ended June 30,		ended June 30,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Sales	159,228	157,350	76,623	71,174	41,401	40,913
Cost of sales	116,908	124,792	55,086	55,679	30,397	32,447

Gross profit	42,320	32,558	21,537	15,495	11,004	8,466

Operating costs and expenses:

Selling expenses	18,542	19,227	9,528	8,867	4,820	4,999
General and administrative expenses	7,921	10,211	4,122	5,532	2,059	2,655
Other (income) loss	11	(2,179)	-	(2,135)	3	(567)

Total operating expenses	26,474	27,259	13,650	12,264	6,882	7,087
Operating income	15,846	5,299	7,887	3,231	4,122	1,379

Financial (loss) income	1,019	1,228	1,582	(632)	265	319
Financial (income) expense	172	2,864	(910)	2,761	45	745

Total financial (loss) income	847	(1,636)	2,492	(3,393)	220	(426)

Income before taxes on income	16,693	3,663	10,379	162	4,342	953
Taxes on income	(4,200)	(1,196)	(2,617)	(10)	(1,092)	(311)

Profit (loss) for the period	12,493	2,467	7,762	(152)	3,250	642

Earnings per share:
Basic earnings per share	0.94	0.19	0.59	(0.01)	0.25	0.05

Diluted earnings per share	0.94	0.19	0.59	(0.01)	0.25	0.05

Shares used in computation of basic EPS	13,240,913	13,014,245	13,240,913	13,974,245	13,240,913	13,014,245

(*) Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Six months
	ended June 30,		ended June 30,		ended June 30,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	12,493	2,467	7,761	(152)	3,250	641
Adjustments to reconcile net profit to net cash used in continuing operating activities (Appendix)	1,248	456	5,818	16,998	323	116

Net cash used in continuing operating activities	13,741	2,923	13,579	16,846	3,573	757

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(1,681)	(2,232)	(803)	(712)	(437)	(580)
Proceeds from sale of property plant and Equipment	68	560	-	428	18	147
Proceeds from (used in) purchase of marketable securities, net	61,492	(1,435)	51,482	-	15,988	(373)
Short term deposit	20,288	-	-	-	5,275	-
Acquisition of non current financial assets	(8,504)	-	-	(6,905)	(2,211)	-

Net cash from continuing investing activities	71,663	(3,107)	50,679	(7,189)	18,633	(806)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank debt	(16)	4	-	-	(4)	1
Exercise of options into shares	-	3,456	-	(22)	-	900

Net cash from (used in) continuing financing activities	(16)	3,460	-	(22)	(4)	901

Increase (decrease) in cash and cash equivalents	85,388	3,276	64,258	9,635	22,202	852

Cash and cash equivalents at the beginning of the financial year	79,421	82,902	100,551	76,543	20,650	21,555

Cash and cash equivalents of the end of the financial year	164,809	86,178	164,809	86,178	42,852	22,407

(*) Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS - OPERATING ACTIVITIES:

A. Adjustments to reconcile net profit to net cash from operating activities:

	Six months		Three months		Six months
	ended June 30,		ended June 30,		ended June 30,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Decrease in deferred income taxes	279	(1,220)	97	(1,512)	73	(317)
Unrealized loss (gain) on marketable securities	911	(248)	1	1,838	236	(64)
Unrealized gain from short term deposit	-	210	-	889	-	54
Unrealized gain from non current financial assets	205	-	205	-	53	-
Depreciation and amortization	1,854	1,980	953	1,003	481	514
Capital loss (gain) on disposal of property plant and equipment	11	(220)	-	(176)	3	(57)
Stock based compensation reserve	-	505	-	220	-	130

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(5,814)	(881)	(2,890)	11,832	(1,512)	(229)
Increase in inventories	1,457	1,654	4,924	4,701	379	429
Increase (decrease) in trade and other payables, and other current liabilities	2,345	(1,324)	2,528	(1,797)	610	(344)

	1,248	456	5,818	16,998	323	116

B. Significant non-cash transactions:

	Six months		Three months		Six months
	ended June 30,		ended June 30,		ended June 30,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Purchase of property, plant and equipment	-	(596)	-	15	-	(154)

Supplemental cash flow information:
Income tax paid	4,734	4,584	2,361	2,394	1,231	(1,191)

(*) Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Pavel Buber, Chief Financial Officer
 (+972) 8-932-1000
pavel@willi-food.co.il

###

SOURCE: G. Willi-Food International Ltd.